
April 23, 2025

Sheldon L. Koenig
Chief Executive Officer
Esperion Therapeutics, Inc.
3891 Ranchero Drive, Suite 150
Ann Arbor, MI 48108

> **Re: Esperion Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2025**
> **File No. 333-286631**

Dear Sheldon L. Koenig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Johnson, Esq.